UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

Champion Industries, Inc.
(Name of Issuer)

Champion Industries, Inc.

Joined by:  Marshall T. Reynolds, Harrah and Reynolds Corporation, Glenn W. Wilcox, Sr., Phillip E. Cline,
Neal W. Scaggs, Louis J. Akers, Adam M. Reynolds, and Justin T. Evans

(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

158520106
(Respective CUSIP Numbers of Classes of Securities)

Justin T. Evans

Senior Vice President and Chief Financial Officer

2450 First Avenue

P.O. Box 2968

Huntington, West Virginia 25728

(304) 528-2700

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:
Roger D. Hunter
Bowles Rice LLP
600 Quarrier Street
Charleston, WV 25301
(304) 347-1101

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☒	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☒.

Check the following box if the filing is a final amendment reporting the results of the transaction:☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$26,070	$5.21

*
The filing fee was determined based on the product of: (a) the estimated 86,900 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of thirty cents ($0.30) per share of common stock (the “aggregate value”). The amount required to be paid with the filing of this Schedule 13E-3 equals 0.0002 times the aggregate value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5.21

Form or Registration No.:	Schedule 13E-3

Filing Party:	Champion Industries, Inc.

Date Filed:	February 12, 2016

INTRODUCTION

Amendment No. 2 is being filed to update the Company's Schedule 13E-3/A Amendment No. 1 to reflect revisions in response to SEC staff comments in the comment letter date May 6, 2016.

The following persons, who are directors and/or executive officers and 10% or more shareholders of the Company (as indicated below), have joined and adopted this Schedule 13E-3 as additional filing persons:

Marshall T. Reynolds
Chairman of the Board of Directors and controlling shareholder (Mr. Reynolds beneficially owns or controls approximately 53.7% of the Company’s outstanding Class A Common Stock, as disclosed in the Proxy Statement, including shares owned by Harrah and Reynolds Corporation in which Mr. Reynolds is the sole shareholder.)

Harrah and Reynolds Corporation
10% or more shareholder (this corporation owns approximately 37.5% of the outstanding Class A Common Stock of the Company as disclosed in the Proxy Statement. Mr. Reynolds owns all the stock of, and controls, Harrah and Reynolds Corporation.)

Glenn W. Wilcox, Sr.	Director (Mr. Wilcox beneficially owns or controls approximately 1.1% of the Company’s outstanding Class A Common Stock, as disclosed in the Proxy Statement.)

Phillip E. Cline	Director (Mr. Cline beneficially owns or controls approximately 0.57% of the Company’s outstanding Class A Common Stock, as disclosed in the Proxy Statement.)

Neal W. Scaggs	Director (Mr. Skaggs beneficially owns or controls approximately 0.6% of the Company’s outstanding Class A Common Stock, as disclosed in the Proxy Statement.)

Louis J. Akers	Director (Mr. Akers beneficially owns or controls approximately 0.1% of the Company’s outstanding Class A Common Stock, as disclosed in the Proxy Statement.)

Adam M. Reynolds	President and Chief Executive Officer (Mr. Adam M. Reynolds owns or controls approximately 0.3% of the Company’s outstanding Class A Common Stock, as disclosed in the Proxy Statement.)

Justin T. Evans	Senior Vice President and Chief Financial Officer

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under “Summary of Material Terms of Reverse Stock Split and Related Transactions” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Champion Industries, Inc. The address of the principal executive offices of the Company is 2450 First Avenue, P.O. Box 2968, Huntington, West Virginia 25728. The telephone number of the Company is (304) 528-2700.

(b) Securities. The subject securities are the Class A Common Stock of the Company (CUSIP No. 158520106).  The information set forth in the Proxy Statement under “Information About Champion Industries, Inc. - Market Information and Dividends” is incorporated herein by reference.

(c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Information About Champion Industries, Inc. - Market Information and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement “Information About Champion Industries, Inc. - Market Information and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.  The information set forth in the Proxy Statement under “Information About Champion Industries, Inc. - No Prior Public Offerings” is incorporated herein by reference.

(f) Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the date of the filing of this Schedule 13E-3, nor have its directors and executive officers.  The information set forth in the Proxy Statement under “Information About Champion Industries, Inc. - No Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address.  The Company is the principal filing person and also the subject company.  The Company’s business address and business telephone number are set forth in Item 2(a) above.  The information set forth in the Proxy Statement under “Information About Champion Industries, Inc. - the Company” is incorporated herein by reference.

The executive officers and directors of the Company, along with its 10% or more shareholders, are joining and adopting this Schedule 13E-3. They are identified in the INTRODUCTION above and may be contacted care of Justin T. Evans, Senior Vice President and Chief Financial Officer, Champion Industries, Inc. at the Company’s business address and business telephone number set forth in Item 2(a) above.

(b) Business and Background of Entities Other than the Company. Harrah and Reynolds Corporation is a West Virginia corporation that holds various business and investment interests.  Its sole shareholder is Marshall T. Reynolds.

Neither Harrah and Reynolds Corporation nor Mr. Reynolds was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Neither Harrah and Reynolds Corporation nor Mr. Reynolds was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The executive officers and directors of the Company, along with its 10% or more shareholders, are joining and adopting this Schedule 13E-3.  They are identified in the INTRODUCTION above and may be contacted care of Justin T. Evans, Senior Vice President and Chief Financial Officer, Champion Industries, Inc. at the Company’s business address and business telephone number set forth in Item 2(a) above.

None of the Company’s executive officers and directors and 10% or more shareholders was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).  None of these persons was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Proxy Statement under “Summary of Material Terms of Reverse Stock Split and Related transactions,”  Special Factors”, and set forth in Annex 1 to the Proxy Statement (copy of West Virginia Code Chapter 31D, Article 13, which is the statute governing statutory appraisal rights) and Annex 2 to the Proxy Statement (copies of proposed shareholder resolutions and proposed amendments to the Company’s Article of Incorporation to effectuate the proposed reverse stock split), is incorporated herein by reference.

(b) Purchases. Only fractional shares incident to the reverse stock split will be purchased from directors, officers, and affiliates, as applicable. In any circumstance, this would amount to 199 pre-split shares or less in each case and is thus deemed not to be material to a reasonably prudent judgment on the proposed reverse stock split.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “Special Factors - Statutory Appraisal Rights” and in Annex 1 to the Proxy Statement (copy of West Virginia Code Chapter 31D, Article 13, which is the statute governing statutory appraisal rights ) is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. No provision has been made to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transaction, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under “Transactions with Directors, Officers, and Principal Shareholders”, is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under “Proposed Amendments to Articles of Incorporation to Authorize 2,500 Preferred Series A Shares ($1,000 Par Value Each), and Related Transactions”, and “Transactions with Directors, Officers, and Principal Shareholders”, is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “Proposed Amendments to Articles of Incorporation to Authorize 2,500 Preferred Series A Shares ($1,000 Par Value Each), and Related Transactions”, and “Transactions with Directors, Officers, and Principal Shareholders”, is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Proposed Amendments to Articles of Incorporation to Authorize 2,500 Preferred Series A Shares ($1,000 Par Value Each), and Related Transactions”, and “Transactions with Directors, Officers, and Principal Shareholders”, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  In lieu of issuing any fractional shares after the proposed reverse stock split, the Company plans to purchase all resulting fractional share interests for cash consideration of thirty cents ($0.30) per pre-split share, and cancel and retire such purchased shares.

 The information set forth in the Proxy Statement under “Special Factors - Certain Effects of the Proposed Reverse -- Rights, Preferences and Limitations”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions” is incorporated herein by reference.

(c) Plans.

(1)	None.

(2)	None.

(3)	None

(4)	None.

(5)	None.

(6)	None.

(7)
The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Certain Effects of the Proposed Reverse Stock Split”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions, is incorporated herein by reference.

(8)
The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Certain Effects of the Proposed Reverse Stock Split”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions, is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors - Alternatives Considered”, “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions,” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Alternatives Considered”, “Special Factors - Deliberations of the Board and Special Committee”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions,” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Certain Effects of the Proposed Reverse Stock Split (including without limitation the information set forth therein under the subheadings “Rights, Preferences and Limitations”, “Financial Impact”,  “Termination of Registration with SEC”, “Benefits”, “Detriments”, and “Federal Income Tax Treatment)”,  “Special Factors - Statutory Appraisal Rights”, “Special Factors - Fairness of the Proposed Reverse Stock Split”, “Special Factors - Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, and set forth in Annex 1 to the Proxy Statement (copy of West Virginia Code Chapter 31D, Article 13, which is the statute governing statutory appraisal rights) and Annex 2 to the Proxy Statement (copies of proposed shareholder resolutions and proposed amendments to the Company’s Article of Incorporation to effectuate the proposed reverse stock split),  is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Proxy Statement under “Special Factors - Fairness of the Proposed Reverse Stock Split”, “Special Factors - Alternatives Considered”, “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Certain Effects of the Proposed Reverse Stock Split (including without limitation the information set forth therein under the subheadings “Rights, Preferences and Limitations”, “Financial Impact”,  “Termination of Registration with SEC”, “Benefits”, “Detriments”, and “Federal Income Tax Treatment)”,  “Special Factors - Statutory Appraisal Rights”, “Special Factors - Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Proxy Statement under “Special Factors - Fairness of the Proposed Reverse Stock Split”, “Special Factors - Alternatives Considered”, “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Certain Effects of the Proposed Reverse Stock Split (including without limitation the information set forth therein under the subheadings “Rights, Preferences and Limitations”, “Financial Impact”,  “Termination of Registration with SEC”, “Benefits”, “Detriments”, and “Federal Income Tax Treatment)”,  “Special Factors - Statutory Appraisal Rights”, “Special Factors - Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, is incorporated herein by reference.

(c) Approval of Security Holders. The proposed reverse stock split is not structured so that approval of at least a majority of unaffiliated security holders is required.

The information set forth in the Proxy Statement under “Special Factors - Fairness of the Proposed Reverse Stock Split (including without limitation the subsections “Substantive Fairness” and “Procedural Fairness”)” and “Special Factors - Deliberations of the Board and Special Committee”, is incorporated herein by reference.

(d) Unaffiliated representative. No unaffiliated representative has been retained to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the proposed reverse stock split.

The information set forth in the Proxy Statement under “Special Factors - Fairness of the Proposed Reverse Stock Split (including without limitation the subsections “Substantive Fairness” and “Procedural Fairness”)”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Third Party Valuation Report” and “Summary of Material Terms of Reverse Stock Split and Related Transactions” is incorporated herein by reference.

(e) Approval of Directors. The proposed reverse stock split was approved by all the of the Board of Directors of the Company.

Also, the Board formed a Special Committee of independent, disinterested and non-employee directors (namely, Louis J. Akers and Glenn W. Wilcox, Sr.) to evaluate a potential transaction and make recommendations to the full Board.  The Special Committee evaluated whether to undertake a potential transaction and, among other things, considered alternatives, advantages and disadvantages of the proposed reverse stock split, the fairness of the proposed reverse stock split including the proposed cash-out price to be paid in lieu of issuing fractional shares after the split, and related factors, and ultimately recommended the proposed reverse stock split.  As part of the Special Committee’s work, it obtained a third party valuation from Chaffe and Associates, Inc. and took the results of that valuation into account in making its ultimate recommendations.

The Board unanimously adopted such recommendations and supporting rationale of the Special Committee and adopted approving resolutions, which, among other things, submitted the proposed reverse stock split to a vote of shareholders.

The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Alternatives Considered”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Fairness of the Proposed Reverse Stock Split (including without limitation the subsections “Substantive Fairness” and “Procedural Fairness”)”, “Special Factors - Third Party Valuation Report”, and “Special Factors - Deliberations of the Board and Special Committee”, “Recommendation of the Board of Directors”, “Special Factors - Recommendation of the Board of Directors” and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, and set forth in Annex 2 to the Proxy Statement to the Proxy Statement,  is incorporated herein by reference.

(f) Other offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisals. The information set forth in the Proxy Statement under “Special Factors - Third Party Valuation Report”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Fairness of the Proposed Reverse Stock Split (including without limitation the subsections “Substantive Fairness” and “Procedural Fairness”)”, “Special Factors - Purpose and Reasons for the Reverse Stock Split”,  “Special Factors - Statutory Appraisal Rights”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, and set forth in Annex 2 to the Proxy Statement, is incorporated herein by reference.

(b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under “Special Factors - Third Party Valuation Report”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Deliberations of the Board and Special Committee”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, and in Annex 2 to the Proxy Statement to the Proxy Statement,  is incorporated herein by reference.

(c) Availability of Documents. The January 7, 2016 final draft valuation report of Chaffe and Associates, Inc., which was considered by the Special Committee and the Board in making their respective determinations of fairness, is being made available to shareholders in Exhibit 99.7 to this Schedule 13E-3.

A copy of the Schedule 13E-3 including all exhibits (including, without limitation, Exhibit 99.7) is being made available to shareholders by the Company at https://materials.proxyvote.com/15820.

In addition, a copy of the January 7, 2016 final draft valuation report of Chaffe and Associates, Inc. is also available for inspection and copying at the principal executive offices of the Company at 2450 First Avenue (P.O. Box 2968), Huntington, West Virginia 25728 during the Company’s regular business hours by any interested Company shareholder of representative who has been so designated in writing upon written request to the Company and at the expense of the requesting shareholder.

The information set forth in the Proxy Statement in the first two paragraphs under “Special Factors” and under “Special Factors - Third Party Valuation Report” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of funds. The information set forth in the Proxy Statement under “Special Factors - Certain Effects of the Proposed Reverse Stock Split -- Financial Impact”,  “Special Factors - Deliberations of the Board and Special Committee” and “Summary of Material Terms of Reverse Stock Split and Related Transactions,” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under “Special Factors - Certain Effects of the Proposed Reverse Stock Split -- Financial Impact”,  “Summary of Material Terms of Reverse Stock Split and Related Transactions,” “Special Factors - Purpose and Reasons for the Reverse Stock Split”, and “Special Factors - Deliberations of the Board and Special Committee”, is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Officers and Directors” is incorporated herein by reference. As applicable, the address for any person required to provide such information pursuant to this Item 11 is c/o Champion Industries, Inc., 2450 First Avenue, P.O. Box 2968, Huntington, West Virginia 25728 (Attention:  Justin T. Evans, Senior Vice President and Chief Financial Officer).

(b) Securities Transactions. None of the Company’s directors and executive officers and 10% or more shareholders has engaged in any transactions in the Company’s Class A Common Stock in the last 60 days.  The information set forth in the Proxy Statement under “Information About Champion Industries, Inc. - No Stock Purchases”  is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The directors and executive officers of the Company, and its 10% or more shareholders, have filed a new Schedule 13D/A (amending an earlier Schedule 13D and Schedule 13D/A filed by all the same filing persons except Mr. Adam M. Reynolds) indicating that they support and, to the extent that they are shareholders, intend to vote for the proposed reverse stock split.  A copy of the latest Schedule 13D/A (amending the original Schedule 13D and the previous Schedule 13D/A) is  incorporated by reference.

As noted above,  the Board formed a Special Committee of independent, disinterested and non-employee directors (namely, Louis J. Akers and Glenn W. Wilcox, Sr.) to evaluate a potential transaction and make recommendations to the full Board.  The Special Committee evaluated whether to undertake a potential transaction and, among other things, considered alternatives, advantages and disadvantages of the proposed reverse stock split, the fairness of the proposed reverse stock split including the proposed cash-out price to be paid in lieu of issuing fractional shares after the split, and related factors, and ultimately recommended the proposed reverse stock split.  As part of the Special Committee’s work, it obtained a third party valuation from Chaffe and Associates, Inc. and took the results of that valuation into account in making its ultimate recommendations.

The Board unanimously adopted such recommendations and supporting rationale of the Special Committee and adopted approving resolutions, which, among other things, submitted the proposed reverse stock split to a vote of shareholders.

The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Alternatives Considered”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Fairness of the Proposed Reverse Stock Split (including without limitation the subsections “Substantive Fairness” and “Procedural Fairness”)”, “Special Factors - Third Party Valuation Report”, and “Recommendation of the Board of Directors”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, and set forth in Annex 2 to the Proxy Statement,  is incorporated herein by reference.

(e) Recommendations of Others.  The directors and executive officers of the Company, and its 10% or more shareholders, have filed a new Schedule 13D/A (amending an earlier Schedule 13D and Schedule 13D/A filed by all the same filing persons except Mr. Adam M. Reynolds) indicating that they support and, to the extent that they are shareholders, intend to vote for the proposed reverse stock split.  A copy of the latest Schedule 13D/A (amending the original Schedule 13D and the previous Schedule 13D/A) is incorporated by reference.

As noted above,  the Board formed a Special Committee of independent, disinterested and non-employee directors (namely, Louis J. Akers and Glenn W. Wilcox, Sr.) to evaluate a potential transaction and make recommendations to the full Board.  The Special Committee evaluated whether to undertake a potential transaction and, among other things, considered alternatives, advantages and disadvantages of the proposed reverse stock split, the fairness of the proposed reverse stock split including the proposed cash-out price to be paid in lieu of issuing fractional shares after the split, and related factors, and ultimately recommended the proposed reverse stock split.  As part of the Special Committee’s work, it obtained a third party valuation from Chaffe and Associates, Inc. and took the results of that valuation into account in making its ultimate recommendations.

The Board unanimously adopted such recommendations and supporting rationale of the Special Committee and adopted approving resolutions, which, among other things, submitted the proposed reverse stock split to a vote of shareholders.

The information set forth in the Proxy Statement under “Special Factors - Purpose and Reasons for the Reverse Stock Split”, “Special Factors - Alternatives Considered”, “Special Factors - Deliberations of the Board and Special Committee”, “Special Factors - Fairness of the Proposed Reverse Stock Split (including without limitation the subsections “Substantive Fairness” and “Procedural Fairness”)”, “Special Factors - Third Party Valuation Report”, and “Recommendation of the Board of Directors”, and “Summary of Material Terms of Reverse Stock Split and Related Transactions”, and set forth in Annex 2 to the Proxy Statement,  is incorporated herein by reference.

Item 13. Financial Information.

(a) Financial Information.  The audited financial statements contained in the Company’s Annual Report on Form 10-K for the year ended October 31, 2015 are incorporated herein by reference.

The information in the Proxy Statement under “Information About Champion Industries, Inc. - Summary Financial Information”, “Form 10-K” , is incorporated herein by reference.

(b) Pro Forma Information. Pursuant to Regulation S-K subsection 229.1010 (b), the impact of the reverse stock split is not deemed to be material to a reasonably prudent judgment on the proposed reverse stock split. Given this, pro forma information is not disclosed.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under “General Information Concerning the Annual Meeting - Solicitation of Proxies and Voting”, is incorporated herein by reference.

(b) Employees and Corporate Assets. Justin T. Evans, the Company’s Senior Vice President and Chief Financial Officer, is listed as point of contact for the Company if shareholders wish to obtain additional information, and as part of his normal duties, he has been involved in the preparation and filing of the Proxy Statement and related filings including this Schedule 13E-3. The Company traditionally has used its own printing facilities to print annual reports and proxy statements and plans to do so with respect to the subject Proxy Statement (definitive) and annual reports.

Item 15. Additional Information.

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

The Proxy Statement and all annexes attached thereto are being incorporated into this Schedule 13E-3 by reference.  See Item 15 above.

Exhibits 99.1 through 99.13, referenced below, are part of this Schedule 13E-3.

Item 16 Exhibit No.	Schedule 13E-3 Exhibit No.	Description

(a)(3)	NA
Disclosure document.   [The Proxy Statement, including all annexes, while not an exhibit hereto, has been incorporated into this Schedule 13E-3 by reference, and includes the form of Proxy Card.  See Item 15 above.]

(a)(5)	NA	Other disclosure documents. [The Form 8-K and Form 8-K/A filed by the Company relating to the proposed reverse stock split, while not exhibits hereto, are incorporated herein by reference.]

(b)	NA	Loan agreement. Not applicable (“N/A”)

(c)		Valuation report and related materials considered by the Special Committee and the full Board in reaching their conclusions as to fairness, plus related Board resolutions and attachments thereto.

The following exhibits are included with this Schedule 13E-3:
	99.1	Initial Memorandum and Board Minutes
	99.2	Special Committee Meeting #1 Material, Minutes and Board Minutes
	99.3	Board Minutes Disclosing Board Update November 2015
	99.4	Board Minutes Disclosing Board Update December 2015
	99.5	Chaffe and Associates Draft Valuation #1
	99.6	Special Committee Meeting #2 Material and Minutes
	99.7	Chaffe and Associates Draft Valuation #2
	99.8	Special Committee Meeting #3 and #4 Material and Minutes
	99.9	Board Resolution Approving the Transaction
	99.10	Exhibit A to the Board Resolution
	99.11	Exhibit B to the Board Resolution Part 1 (Proposed Reverse Split Article Amendment Only)
	99.12	Exhibit B to the Board Resolution Part 2 (Both Reverse Split and Preferred Proposed Article Amendments)
	99.13	Fiscal 2016 Consolidated Projections

(d)	NA	[The form of Specimen Warrant Certificate, previously filed as Exhibit 4.1 to the Company’s Form 10-K dated January 21, 2013 ( filed on January 29, 2013), is incorporated herein by reference.]

(f)	NA
[Annex 1 to the Proxy Statement (copy of WV Code Chapter 31D, Article 13 governing statutory dissenters’ and appraisal rights) and the information set forth under “Special Factors - Statutory Appraisal Rights”, while not an exhibit to this Schedule 13E-3, are incorporated by reference.  See Item 15 above.]

(g)	NA	Any written instruction, form or other material furnished to persons making an oral solicitation or recommendation on behalf of filing person(s). Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2016	/s/ Marshall T. Reynolds
Marshall T. Reynolds

Date: May 17, 2016	Champion Industries, Inc.
By:	/s/ Adam M. Reynolds
Adam M. Reynolds

Date: May 17, 2016	The Harrah and Reynolds Corporation
By:	/s/ Marshall T. Reynolds
Marshall T. Reynolds

Date: May 17, 2016	/s/ Glenn W. Wilcox, Sr.
Glenn W. Wilcox, Sr.

Date: May 17, 2016	/s/ Neal W. Scaggs
Neal W. Scaggs

Date: May 17, 2016	/s/ Louis J. Akers
Louis J. Akers

Date: May 17, 2016	/s/ Adam M. Reynolds
Adam M. Reynolds

Date: May 17, 2016	/s/ Justin T. Evans
Justin T. Evans

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Initial Memorandum and Board Minutes

99.2	Special Committee Meeting #1 Material, Minutes and Board Minutes

99.3	Board Minutes Disclosing Board Update November 2015

99.4	Board Minutes Disclosing Board Update December 2015

99.5	Chaffe and Associates Draft Valuation #1

99.6	Special Committee Meeting #2 Material and Minutes

99.7	Chaffe and Associates Draft Valuation #2

99.8	Special Committee Meeting #3 and #4 Material and Minutes

99.9	Board Resolution Approving the Transaction

99.10	Exhibit A to the Board Resolution

99.11	Exhibit B to the Board Resolution Part 1 (Proposed Reverse Split Article Amendment Only)

99.12	Exhibit B to the Board Resolution Part 2 (Both Reverse Split and Preferred Proposed Article Amendments)

99.13	Fiscal 2016 Consolidated Projections